                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 11- K

(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ___________


                           Commission File No. 1-3548


                    Minnesota Power and Affiliated Companies
                          Employee Stock Ownership Plan
                                    and Trust

                            (Full Title of the Plan)

                           __________________________


                         Minnesota Power & Light Company
                             30 West Superior Street
                             Duluth, Minnesota 55802

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                           __________________________

                        Report of Independent Accountants



To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Employee Stock Ownership
Plan and Trust


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust at December 31, 1995, and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 14, 1996

                    Minnesota Power and Affiliated Companies
                     Employee Stock Ownership Plan and Trust
               Statement of Net Assets Available for Plan Benefits

                                                                          December 31,
                                                                 1995                    1994
                                                                 ----                    ----
Assets, at fair value

   Investment in Minnesota  Power & Light Company
      Common Stock  (4,576,793 and 4,695,393
      shares at cost of $107,928,141 and
      $110,088,503, respectively)                            $129,866,501           $118,558,673

   Contributions receivable from Company                        1,141,852              1,173,014

   Interest receivable                                              2,235                  3,030

   Cash and cash equivalents                                    4,386,592                  3,626
                                                             ------------           ------------

       Total Assets                                           135,397,180            119,738,343
                                                             ------------           ------------



Liabilities

    Accounts payable and accrued
        administrative expenses                                 2,391,680                     64

    Accrued interest expense                                    3,120,287              1,173,014

    Long-term debt                                             84,310,584             86,702,208
                                                             ------------           ------------

        Total Liabilities                                      89,822,551             87,875,286
                                                             ------------           ------------



Net assets available for plan benefits                       $ 45,574,629           $ 31,863,057
                                                             ============           ============

      ___________________________________________________________________
        The accompanying notes are an integral part of these statements.

                    Minnesota Power and Affiliated Companies
                     Employee Stock Ownership Plan and Trust
         Statement of Changes in Net Assets Available for Plan Benefits

                                                                                     December 31,
                                                                            1995                     1994
                                                                            ----                     ----
Sources of net assets

   Dividend income                                                    $  9,480,708            $  9,556,565

   Company contributions                                                 3,086,836               3,548,603

   Interest income                                                          36,276                  28,669
                                                                      ------------            ------------

                                                                        12,603,820              13,133,837

Application of net assets

   Participants' withdrawals                                            (3,445,829)             (2,950,822)

   Transfers to pension plan                                              (852,334)               (601,386)

   Interest expense                                                     (8,731,887)             (9,002,116)

   Net unrealized appreciation (depreciation) of investments            14,140,572             (35,172,345)

   Net realized gain (loss) on sales of securities                           2,788                 (14,944)

   Administrative expenses                                                  (5,558)                 (4,980)
                                                                      ------------            ------------

Increase (decrease) in net assets                                       13,711,572             (34,612,756)


Net assets available for plan benefits

   Beginning of year                                                    31,863,057              66,475,813
                                                                      ------------            ------------

   End of year                                                        $ 45,574,629            $ 31,863,057
                                                                      ============            ============

       __________________________________________________________________
        The accompanying notes are an integral part of these statements.

                    Minnesota Power and Affiliated Companies
                     Employee Stock Ownership Plan and Trust
                          Notes to Financial Statements



Note 1 - Description of the Plan

         The Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (ESOP) provides eligible employees of Minnesota Power & Light Company (Minnesota Power); Superior Water, Light and Power Company; and Topeka Group Incorporated (collectively, the Companies) with Minnesota Power common stock (Common Stock) ownership benefits. The ESOP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 1995, there were 1,714 participants in the ESOP.

Basic Account

         Participants' Basic Accounts received shares of Common Stock purchased with incremental investment credit contributions and payroll-based tax credit contributions. Contributions to the participant's Basic Accounts ceased after 1986.

         All participants' Basic Accounts are fully vested. These shares can be withdrawn at any time. Every December participants are required to make an election to receive dividends on their shares either in cash or reinvest them in Common Stock held in the ESOP.

Special Account

         For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ESOP shares in their Basic Account. The Companies contributed to the ESOP an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic
Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account. All participants are fully vested in these shares which can be withdrawn when the participants terminate employment. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP.

First Suspense Account

         In 1989 the ESOP was amended to enable the ESOP Trustee (as defined below) to establish a leveraged First Suspense Account. Employees become eligible to participate after one year of service with the Companies. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible ESOP participants with proceeds from a 15 year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained by the ESOP Trustee on December 29, 1989, and guaranteed by Minnesota Power. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's account based on the ratio of a participant's annual compensation to the annual compensation of all participants. In any year that the value of the shares credited to a participant's account is less than 2% of the participant's annual compensation, the Companies will contribute additional shares to make up the difference. Shares of Common Stock are also allocated to participants' accounts through reinvested dividends paid on the shares in the First Suspense Account. All participants are fully vested after 5 years of continuous service with the Companies.

Second Suspense Account

         Minnesota  Power  amended  the ESOP  again in 1990 to  enable  the ESOP
Trustee to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second Loan) for the purpose of acquiring 2,830,188 newly issued shares of Common Stock from Minnesota Power for the benefit of active ESOP participants with a basic account. Under this amendment active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the ESOP who do not elect to receive dividends in cash, and (b) tax savings generated from the deductibility of dividends paid on all shares held in the ESOP as of August 4, 1989. Pursuant to this amendment, the ESOP Trustee issued a promissory note to Minnesota Power for $75 million at a 10.25% interest rate with a term not to exceed 25 years.

Administration

         The ESOP is administered for the Companies by the Employee Benefit Plans Committee (the Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The Committee is authorized to make rules and regulations as it may deem necessary to carry out the provisions of the ESOP and to employ investment managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the ESOP. The Committee consists of 10 members who were appointed by the Board of Directors of Minnesota Power. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the ESOP.

         As of June 1, 1996, the Committee members, all employees of Minnesota Power, and their respective titles are as follows:

            Name                                                   Title
            ----                                                   -----
   Robert D. Edwards          Executive Vice President
                              President - Minnesota Power Electric <F1>
   David G. Gartzke           Senior Vice President - Finance
                              Chief Financial Officer
   Roger P. Engle             Vice President Minnesota Power Electric
                              President and Chief Operating Officer - Superior Water, Light and
                              Power Company
   Philip R. Halverson        Vice President, General Counsel and Corporate Secretary
   Donald J. Shippar          Vice President - Minnesota Power Electric - Transmission and Distribution
   Claudia S. Welty           Vice President - Minnesota Power Electric - Support Services
   Mark A. Schober            Corporate Controller
   Lori A. Collard            Director - Minnesota Power Electric - Marketing
   Brenda J. Flayton          Director - Minnesota Power Electric - Human Resources
   Jeweleon W. Tuominen       Manager Employee Benefits

______________________

<F1>Committee Chairman

         Mellon Bank, N.A., (Mellon Bank) acts as trustee (ESOP Trustee) for the ESOP. The ESOP Trustee's main office is located at Mellon Bank Center, Pittsburgh, Pennsylvania 15258-0001. The ESOP Trustee carries blanket bond insurance in the amount of $100,000,000. Minnesota Power maintains the participants' records and issues quarterly reports to each participant showing the status of individual accounts.

ESOP Termination

         The Companies reserve the right to reduce, suspend or discontinue their contributions to the ESOP or to terminate the ESOP in its entirety subject to the provisions of ERISA. In the event that the ESOP is terminated, the Committee may require that the accounts of all participants and beneficiaries be distributed as soon after the termination date as the Committee deems practicable, regardless of the length of time Common Stock has been allocated to any account.

Contributions

         The Companies' contribution for each year shall be paid to the ESOP Trustee either in cash or in Common Stock. Subject to a statutory maximum, the expenses incidental to establishing and administering the ESOP may be deducted from the Companies' contributions to the ESOP or income earned by the shares held in the ESOP. Expenses not attributable to such sources are payable by the Companies. No fees or charges will be payable by any ESOP participant.

Transfers

         Upon retirement, participants may elect to transfer the vested amount of their ESOP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.


Note 2 - Summary of Accounting Policies

         The ESOP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred. Investments are reported at their fair value based on quoted market price.


Note 3 - Federal Income Tax Status

         A favorable determination letter dated January 30, 1996 was obtained from the Internal Revenue Service stating that the ESOP, as amended and restated effective January 1, 1992, qualifies as an employee stock ownership plan under
Section 401(a) of the Internal Revenue Code of 1986.


Note 4 - Investments

         The ESOP's investments, at December 31, are presented in the following table:


Minnesota Power                               1995                                     1994
                               -----------------------------------       --------------------------------
Common Stock                      Allocated           Unallocated           Allocated        Unallocated
- ---------------                --------------       --------------       --------------     -------------
Number of Shares                    1,819,415            2,757,378            1,792,234         2,903,159

Cost                           $   35,045,896       $   72,882,245       $   33,362,089     $  76,726,414

Market                         $   51,625,900       $   78,240,601       $   45,253,908     $  73,304,765


Note 5 - Repayment of Loans

         The ESOP Trustee will repay principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the ESOP. The shares of Common Stock acquired by the ESOP Trustee will be held in the First Suspense Account and Second Suspense Account and allocated to the accounts of ESOP participants as the First Loan and Second Loan are repaid. Under current tax law, the Companies expect to realize tax savings from the two transactions.

         The First Loan was obtained from a third party lender and is guaranteed by the Companies with 401,899 unallocated shares of Common Stock pledged as collateral at December 31, 1995. Principal payments for the First Loan are scheduled as follows:

                              $16.5 Million 9.125% Loan
                          --------------------------------
                          1996                $    744,194
                          1997                     897,865
                          1998                   1,069,203
                          1999                   1,259,977
                          2000                   1,472,119
                          2001 - 2004            7,595,772
                                              ------------
                                              $ 13,039,130
                                              ============

         The Second Loan was obtained from Minnesota Power. There are 2,355,479 unallocated shares of Common Stock pledged as collateral at December 31, 1995. Principal payments for the Second Loan are scheduled as follows; however, prepayments can be made without penalty.


                                $75 Million 10.25% Loan
                          --------------------------------
                          2011                $ 11,271,454
                          2012                  15,000,000
                          2013                  15,000,000
                          2014                  15,000,000
                          2015                  15,000,000
                                              ------------
                                              $ 71,271,454
                                              ============



                                                                                                         Schedule I
                    Minnesota Power and Affiliated Companies
                     Employee Stock Ownership Plan and Trust
                      Schedule of Transactions in Excess of
                         5% of Fair Value of Plan Assets
                      for the Year Ended December 31, 1995



                                                                       Aggregate Purchase
                                                                        Price and Market
                                                                            Value on                    Number of
Description of Purchases                                                Transaction Dates             Transactions
Mellon Bank Temporary Investment Fund                                    $4,282,629                        351

                                                                        Aggregate
                                                       ------------------------------------------
                                                                                             Net
                                                        Cost of                             Gain/       Number of
Description of Sales                                     Asset        Sales Price          (Loss)     Transactions

Mellon Bank Temporary Investment Fund                  $4,286,254      $4,286,254            0             60



- ----------------------
The above data was prepared from information certified as complete and accurate by Mellon Bank, N.A., the plan Trustee.




                                                                                                        Schedule II
                    Minnesota Power and Affiliated Companies
                     Employee Stock Ownership Plan and Trust
                          Schedule of Investments Held
                                December 31, 1995


Description                                                                Cost                         Fair Value
Minnesota Power & Light Company Common Stock <F1>                       $107,928,141                  $129,866,501



- ---------------------

<F1> Party-in-interest

The above data was prepared from information certified as complete and accurate by Mellon Bank, N.A., the plan Trustee.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Minnesota Power and Affiliated Companies
                                             Employee Stock Ownership Plan
                                                       and Trust
                                       -----------------------------------------
                                                    (Name of Plan)


June 21, 1996                    By                  R.D. Edwards
                                    --------------------------------------------
                                                     R.D. Edwards
                                                       Chairman,
                                          Employee Benefit Plans Committee